UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

665531 109

 (CUSIP Number)

James R. Sankovitz

General Counsel

Northern Oil and Gas, Inc.

315 Manitoba Avenue – Suite 200

(952) 476-9800

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531 109

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).
Michael L. Reger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:
	7.	Sole Voting Power 3,825,407

	8.	Shared Voting Power 1,000

	9.	Sole Dispositive Power 3,825,407

	10.	Shared Dispositive Power 1,000

11.	Aggregate Amount Beneficially Owned by Each reporting person 3,826,407

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%(1)

14.	Type of reporting person (See Instructions) IN

________________________

(1)	Based upon 62,479,910 shares of common stock outstanding as of February 10, 2011.

Item 1.                   Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock, par value $0.001 per share (“Common Stock”) of the Issuer filed by Michael L. Reger (the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on May 4, 2007, as amended by that certain Amendment No. 1 to Schedule 13D filed by the reporting person with the SEC on December 31, 2007; that certain Amendment No. 2 to Schedule 13D filed by the reporting person with the SEC on February 13, 2009; and that certain Amendment No. 3 to Schedule 13D filed by the reporting person with the SEC on December 12, 2009 (collectively, the “Initial Schedule 13D”).

Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the reporting person in the Initial Schedule 13D.

Item 5.                   Interest in Securities of the Issuer

(a)           The following table sets forth the aggregate number and percentage of shares of the Company’s common stock beneficially owned by the reporting person herein:

Reporting Person	Shares Beneficially Owned(2)	Percentage(3)
Michael L. Reger	3,826,407	6.1%

________________________

(2)

Consists of 3,825,407 shares of common stock held by Mr. Reger and 1,000 shares owned by his spouse, Brittany Reger.  The information required by Item 2 with respect to the reporting person’s spouse is the same as for the reporting person.

(3)	Based upon 62,479,910 shares of common stock outstanding as of February 10, 2011.

(b)           The following table sets forth the number of shares of the Issuer’s common stock as to which the reporting person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition.

Reporting Person	Sole Power to Vote	Shared Power to Vote	Sole Power of Disposition	Shared Power of Disposition
Michael L. Reger	3,825,407	1,000	3,825,407	1,000

(c) The reporting person sold the following shares of Common Stock in the open market through registered broker-dealers subsequent to the filing of Amendment No. 3 to Schedule 13D filed by the reporting person with the SEC on December 12, 2009:

Date of Transaction	Shares Sold	Price Per Share		Aggregate Consideration
3/10/2010	100,000	$13.0810	(1)	$1,308,100
3/11/2010	87,500	$13.0320	(2)	$1,140,300
3/12/2010	12,500	$13.0000		$162,500
4/16/2010	37,291	$16.5100	(3)	$615,674
5/17/2010	17,291	$14.1100	(4)	$243,976
6/17/2010	17,291	$14.1146	(5)	$244,056
7/16/2010	17,291	$14.1983	(6)	$245,503
8/17/2010	37,291	$15.3771	(7)	$573,427
9/17/2010	37,291	$15.0877	(8)	$562,635
10/15/2010	37,291	$18.5400		$691,375
11/17/2010	37,291	$18.6554	(9)	$695,679
12/17/2010	37,291	$24.6815	(10)	$920,398
1/14/2011	37,291	$27.9627	(11)	$1,042,757

________________________

(1)	Reflects the volume weighted average price of the shares sold in multiple transactions on such date with sales prices ranging from $12.85 to 13.36 per share.
(2)	Reflects the volume weighted average price of the shares sold in multiple transactions on such date with sales prices ranging from $12.95 to 13.15 per share.
(3)	Reflects the volume weighted average price of the shares sold in multiple transactions on such date with sales prices ranging from $16.38 to 16.65 per share.

(4)	Reflects the volume weighted average price of the shares sold in multiple transactions on such date with sales prices ranging from $13.78 to 14.46 per share.
(5)	Reflects the volume weighted average price of the shares sold in multiple transactions on such date with sales prices ranging from $14.10 to 14.23 per share.
(6)	Reflects the volume weighted average price of the shares sold in multiple transactions on such date with sales prices ranging from $14.04 to 14.48 per share.
(7)	Reflects the volume weighted average price of the shares sold in multiple transactions on such date with sales prices ranging from $14.97 to 15.61 per share.
(8)	Reflects the volume weighted average price of the shares sold in multiple transactions on such date with sales prices ranging from $15.01 to 15.16 per share.
(9)	Reflects the volume weighted average price of the shares sold in multiple transactions on such date with sales prices ranging from $18.01 to 19.17 per share.
(10)	Reflects the volume weighted average price of the shares sold in multiple transactions on such date with sales prices ranging from $24.51 to 24.90 per share.
(11)	Reflects the volume weighted average price of the shares sold in multiple transactions on such date with sales prices ranging from $27.83 to 28.18 per share.

The reporting person also disposed of the following shares of Common Stock pursuant to bona fide gifts, for which the reporting person received no consideration:

Date of Gift	Shares Gifted
1/20/2010	500
1/20/2010	25,000
3/26/2010	2,000
7/1/2010	75,000
7/1/2010	75,000
7/26/2010	10,000
8/18/2010	500
8/18/2010	500
12/23/2010	27,500

On March 17, 2010, the reporting person received a grant of 250,000 restricted shares of the Issuer’s common stock pursuant to the Issuer’s 2009 Equity Incentive Plan, with 12,500 shares vesting immediately upon grant, an additional 37,500 shares vesting in three equal installments of 12,500 shares on the first days of each of July 2010, October 2010 and January 2011, an additional 125,000 shares vesting in eight equal installments of 15,625 shares on each of the first days of April 2011, July 2011, October 2011, January 2012, April 2012, July 2012, October 2012 and January 2013, and the remaining 75,000 shares vesting in four equal installments of 18,750 shares on the first day of each of April 2013, July 2013 October 2013, and January 2014.

On November 30, 2010, the reporting person received a grant of 43,326 restricted shares of the Issuer’s common stock, par value $0.001 per share, pursuant to the Issuer’s 2009 Equity Incentive Plan.  All of the shares vested immediately upon grant.

On January 14, 2011, in consideration for certain amendments to his employment agreement, the reporting person received a grant of 150,000 restricted shares of the Issuer’s common stock, with 50,000 shares vesting immediately upon grant and the remaining 100,000 shares vesting in six installments on each of July 1, 2011, January 1, 2012, July 1, 2012, January 1, 2013, July 1, 2013 and January 1, 2014.

On January 14, 2011, the reporting person received a grant of 162,000 shares of the Issuer’s common stock, pursuant to the Issuer’s 2009 Equity Incentive Plan.  6,500 of such shares were fully vested upon grant, 71,500 of such shares vest in 11 equal installments of 6,500 shares per month on the first day of each month commencing February 1, 2011, and the remaining 84,000 shares vest in 24 equal installments of 3,500 on the first day of each month commencing January 1, 2012.

(d)           Not applicable.

(e)           Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2011
Date
/s/ Michael L. Reger
Signature
Michael L. Reger, Chief Executive Officer
Name/Title